

April 11, 2013

Via E-mail
Mr. David P. Cedro
Senior Vice President, Chief Accounting Officer,
Treasurer and Corporate Secretary
EPL Oil & Gas, Inc.
201 St. Charles Ave., Suite 3400
New Orleans, Louisiana 70170

> **Re: EPL Oil & Gas, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 22, 2013**
> **File No. 333-187462**

Dear Mr. Cedro:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Incorporation of Certain Information by Reference, page iii

1. Please note that you will continue to be required to specifically incorporate by reference each current and periodic report filed between any additional amendments to your registration statement and the effective date of the registration statement, or revise to include the language set forth in Section 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Exhibit 5.1

2. We note that Schedule I of the legality opinion lists only four of the five subsidiary guarantors, omitting EPL of Louisiana, LLC. Please provide a revised legality opinion that includes all of the subsidiary guarantors including EPL of Louisiana, LLC.

Exhibit 5.2

3. We note the statement in the opinion of special Louisiana counsel that "our engagement has been limited in scope to our review of copies of the following documents." Please obtain a revised version of the opinion without this language.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or Norman von Holtzendorff, Attorney- Advisor, at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director